Exhibit 99.1

ITAMAR MEDICAL REPORTS THIRD QUARTER 2021 FINANCIAL RESULTS

- Revenues Increased 23% Year-over-Year to $13.6 Million -

- U.S. WatchPATTM Revenues Increased 27% Year-over-Year to $11.3 Million -

CAESAREA, Israel, November 18, 2021-- Itamar Medical Ltd. (Nasdaq and TASE: ITMR), a leading medical device and digital health company focused on the integration of sleep apnea management into the cardiac patient care pathway, today reported unaudited financial results for the third quarter of 2021.

“Third quarter results represent the strong traction our WatchPAT™ platform technology has gained entering the second half of 2021. Growth in the U.S. continues to outpace our overall growth on top of expanding adoption in the markets we serve throughout Europe and the rest of the world,” said Gilad Glick, President and Chief Executive Officer of Itamar Medical.

Third Quarter 2021 Highlights and Recent Achievements

•	Total revenues were $13.6 million, an increase of 23% year-over-year.

•	U.S. WatchPAT revenues were $11.3 million, an increase of 27% year-over-year.

•	Added 137 new WatchPAT ONE customers, including 115 new to Itamar Medical.

•	Non-IFRS gross margin was 73%, compared to 70% in the third quarter of 2020 and 73% in the second quarter of 2021. (See “Use of Non-IFRS Measures” below).

•	Entered into a definitive agreement on September 13, 2021with ZOLL Medical Corporation, an Ashai Kasei Company (ZOLL), under which ZOLL will acquire all the outstanding ordinary shares of Itamar Medical. The agreement was approved by the Company shareholders on November 16, 2021 and closing is expected in December 2021.

•	IFRS Operating expenses include transaction costs incurred during the third quarter of $1.7 million relating to the acquisition of the Company by ZOLL.

•	On November 2, 2021, the Centers for Medicare & Medicaid Services (CMS) issued a final fee schedule under which Code 95800 reimbursement rate (average national) in 2022 will be $159.19, a decrease of 6.5% from the 2021 rate of $170.28, while the competitive Code 95806 will be decreased by 11.6% from $102.59 to $90.68.

Third Quarter 2021 Financial Results

Revenues for the third quarter of 2021 increased 23% to $13.6 million, compared to $11.0 million in the same quarter in 2020. Revenue growth was mainly driven by an increase in WatchPAT sales in the U.S. and Europe.

Worldwide WatchPAT revenues for the third quarter of 2021 increased 25% to $13.2 million, compared to $10.5 million in the same quarter in 2020.

U.S. WatchPAT revenues for the third quarter of 2021 increased 27% to $11.3 million, compared to $8.9 million in the same quarter in 2020, driven mainly by WatchPAT ONE sales, as well as WatchPAT Direct sales. Sales from disposables and renewable products, including WatchPAT ONE, comprised approximately 75% of WatchPAT revenues in the U.S. for the third quarter of 2021, compared to 73% for the same quarter in 2020.

Gross profit for the third quarter of 2021 increased to $9.2 million, compared to $7.5 million in the same quarter in 2020. Gross margin was 68% in the third quarter of 2021 and 2020. Gross margin in the third quarter of 2021 was mainly impacted by a non-recurring write-off of inventories of $0.4 million in such quarter, resulting from the relocating the Company’s production facilities. Non-IFRS gross margin (see Reconciliation of IFRS to Non-IFRS Financial Measures below) increased to 73%, compared to 70% in the same quarter in 2020. The improvement in Non-IFRS gross margin is primarily attributable to a consistent decrease in WatchPAT ONE production costs and increased efficiency and cost reduction in the production process. (See “Use of Non-IFRS Measures” below).

Operating loss for the third quarter of 2021 was $7.3 million, compared to $2.5 million in the same quarter in 2020. The increase in operating loss was primarily due to an increase in operating expenses, partially offset by the increase in revenues. Operating expense increase was mainly driven by the following:

-	Operating expenses include transaction costs of $1.7 million relating to the acquisition of the Company by ZOLL.

-	Selling and marketing expenses increased 22% to $7.6 million, compared to $6.2 million in the same quarter in 2020, due to the planned expansion of the U.S. sales team into new geographical territories and verticals (42 territories and verticals as of September 30, 2021, compared to 32 territories and verticals as of September 30, 2020), as well as additional sales commissions resulting from the increase in revenues and resuming travel.

-	Research and development expenses increased 153% to $3.5 million, compared to $1.4 million in the same quarter in 2020, driven by expenses of $1.0 million associated with research and development of the acquired Remote Patient Monitoring (RPM) technology assets from SPRY, including amortization of intangible assets of $0.4 million, increased personnel and consultants to support product development, mainly related to the Company’s digital health platform, and increased share-based payments.

-	General and administrative expenses increased 56% to $3.8 million, compared to $2.4 million in the same quarter in 2020, mainly driven by increased legal expenses, mainly attributed to the commercial dispute in defense of Itamar Medical’s intellectual property initiated by the Company, as well as an increase in payroll and related expenses due to increase in personnel and an increase in directors’ and officers’ insurance premium.

Non-IFRS operating loss for the third quarter of 2021 was $3.9 million, compared to $1.9 million in the same quarter in 2020. Non-IFRS operating loss excluded approximately $3.4 million in transaction costs relating to the acquisition of the Company by ZOLL; share-based payments; depreciation and amortization of property and equipment and intangible assets; change in provision for doubtful and bad debt; non-recurring expenses related to relocating our production facilities; and other non-recurring expenses, compared to $0.6 million of similar expenses for the same quarter in 2020 (see “Use of Non-IFRS Measures” below).

Net loss for the third quarter of 2021 was $8.0 million, compared to $2.8 million in the same quarter in 2020.

Non-IFRS net loss for the third quarter of 2021 was $4.6 million, compared to $2.1 million in the same quarter in 2020. Non-IFRS net loss excluded approximately $3.4 million in transaction costs relating to the acquisition of the Company by ZOLL; share-based payments; depreciation and amortization of property and equipment and intangible assets; change in provision for doubtful and bad debt; non-recurring expenses related to relocating our production facilities; and other non-recurring expenses, compared to $0.7 million of similar expenses and gains for the same quarter in 2020 (see “Use of Non-IFRS Measures” below).

As of September 30, 2021, the Company had cash, cash equivalents and a short-term bank deposit of $68.7 million.

Nine Month Ended September 30, 2021 Financial Results

Revenues for the nine months ended September 30, 2021 increased 35% to $38.1 million, compared to $28.3 million for the nine months ended September 30, 2020. Revenue growth was mainly driven by an increase in WatchPAT sales in the U.S., in Europe and in the rest of the world.

Worldwide WatchPAT revenues for the nine months ended September 30, 2021 increased 36% to $36.1 million, compared to $26.6 million for the nine months ended September 30, 2020.

U.S. WatchPAT revenues for the nine months ended September 30, 2021 increased 38% to $29.8 million, compared to $21.6 million for the nine months ended September 30, 2020, driven mainly by WatchPAT ONE sales, as well as WatchPAT Direct sales. Sales from disposables and renewable products, including WatchPAT ONE, comprised approximately 77% of WatchPAT revenues in the U.S. for the nine months ended September 30, 2021, compared to 75% for the nine months ended September 30, 2020.

Gross profit for the nine months ended September 30, 2021 increased to $26.2 million, compared to $19.9 million for the nine months ended September 30, 2020. Gross margin decreased to 69%, compared to 70% the nine months ended September 30, 2020. Gross margin decline was mainly driven by non-recurring expenses of $0.8 million related to relocating the Company’s production facilities and increased WatchPAT ONE sales, offset by improvement attributable to a consistent decrease in WatchPAT ONE production costs and increased efficiency and cost reduction in the production process. Non-IFRS gross margin (see Reconciliation of IFRS to Non-IFRS Financial Measures below) was 72% in the nine-month periods ended September 30, 2021 and 2020.

Operating loss for the nine months ended September 30, 2021 was $17.2 million, compared to $7.7 million for the nine months ended September 30, 2020. The increase in operating loss was primarily due to an increase in operating expenses, partially offset by the increase in revenues. Operating expense increase was mainly driven by the following:

-	Operating expenses include total of $2.8 million comprised of: (i) transaction costs of $1.7 million relating to the acquisition of the Company by ZOLL; and (ii) $1.1 million (recorded in the first quarter of 2021) related to non-recurring share-based payments resulting from the extended exercise period of vested service options from five to ten years.

-	Selling and marketing expenses increased 28% to $22.4 million, compared to $17.4 million in the same period in 2020, due to the planned expansion of the U.S. sales team into new geographical territories and verticals, as well as additional sales commissions resulting from the increase in revenues, resuming travel, increased consulting fees relating to reimbursement in the U.S., Australia, China and Japan, and increased share-based payments, as mentioned above.

-	Research and development expenses increased 140% to $9.8 million, compared to $4.1 million in the same period in 2020, driven by expenses of $2.9 million associated with research and development of the acquired RPM technology assets from SPRY, including amortization of intangible assets of $1.1 million, increased personnel and consultants to support product development, mainly related to the Company’s digital health platform, and increased share-based payments, as mentioned above.

-	General and administrative expenses increased 57% to $9.5 million, compared to $6.1 million in the same period in 2020, mainly driven by an increase in legal expenses, mainly attributed to the commercial dispute in defense of Itamar Medical’s intellectual property initiated by the Company as well as increased payroll and related expenses due to increase in personnel, increase in directors’ and officers’ insurance premium, and increased share-based payments, as mentioned above.

Non-IFRS operating loss for the nine months ended September 30, 2021 was $9.8 million, compared to $5.7 million for the nine months ended September 30, 2020. Non-IFRS operating loss excluded approximately $7.4 million in transaction costs relating to the acquisition of the Company by ZOLL; share-based payments; depreciation and amortization of property and equipment and intangible asset; change in provision for doubtful and bad debt; non-recurring expenses related to relocating our production facilities; and other non-recurring expenses, compared to $2.0 million of similar expenses for the nine months ended September 30, 2020 (see “Use of Non-IFRS Measures” below).

Net loss for the nine months ended September 30, 2021 was $18.3 million, compared to $8.0 million for the nine months ended September 30, 2020.

Non-IFRS net loss for the for the nine months ended September 30, 2021 was $10.8 million, compared to $6.0 million for the nine months ended September 30, 2020. Non-IFRS net loss excluded approximately $7.4 million in transaction costs relating to the acquisition of the Company by ZOLL; share-based payments; depreciation and amortization of property and equipment and intangible assets; change in provision for doubtful and bad debt; non-recurring expenses related to relocating our production facilities; and other non-recurring expenses, compared to $2.0 million of similar expenses and gains for the nine months ended September 30, 2020 (see “Use of Non-IFRS Measures” below).

ZOLL Medical Corporation Transaction Update

On September 13, 2021, Itamar Medical announced that it had entered into a definitive agreement with ZOLL Medical Corporation, an Ashai Kasei Company (ZOLL), pursuant to which ZOLL will acquire all outstanding ordinary shares of Itamar Medical for $1.0333333 per ordinary share, or $31.00 per American Depository Share of the Company. On November 16, 2021, Itamar Medical’s shareholders voted to approve the transaction at a shareholders meeting. Based on this information, Itamar Medical believes the acquisition remains on track to close in December 2021, subject to the satisfaction of customary closing conditions.

In light of this transaction, Itamar Medical will not host a conference call to review third quarter 2021 financial results.

Use of Non-IFRS Measures

In addition to disclosing financial results prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB), this press release contains Non-IFRS financial measures for operating loss and net loss, which are adjusted from results based on IFRS to exclude: (i) transaction costs relating to the acquisition of the Company by ZOLL; (ii) share-based payments; (iii) depreciation and amortization of property and equipment and intangible assets; (iv) change in provision for doubtful and bad debt; (v) non-recurring expenses related to relocating our production facilities; and (vi) other non-recurring expenses. Management believes that the Non-IFRS financial measures provided in this press release are useful to investors’ understanding and assessment of the Company’s performance. Management uses both IFRS and Non-IFRS measures when operating and evaluating the Company’s business internally and therefore decided to make these Non-IFRS adjustments available to investors. The presentation of this Non-IFRS financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. For further details, see a reconciliation of operating loss and net loss on an IFRS basis to a Non-IFRS basis that is provided in the table that accompanies this press release.

About Itamar Medical Ltd.

Itamar Medical is a medical technology company focused on the development and commercialization of non-invasive medical devices and solutions to aid in the diagnosis of respiratory sleep disorders. Itamar Medical commercializes a digital healthcare platform to facilitate the continuum of care for effective sleep apnea management with a focus on the core sleep, cardiology and direct to consumer markets. Itamar Medical offers a Total Sleep Solution to help physicians provide comprehensive sleep apnea management in a variety of clinical environments to optimize patient care and reduce healthcare system costs. The Company’s key product, WatchPAT, is commercially available within major markets including the U.S., Japan and Europe. Itamar Medical is a public company traded on the Nasdaq and on the Tel Aviv Stock Exchanges, and is based in Caesarea, Israel with U.S. headquarters based in Atlanta, GA. For additional information visit www.itamar-medical.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss the closing of the ZOLL Medical Corporation acquisition of Itamar, we are using forward-looking statements. Because such statements deal with future events, they are subject to various risks, uncertainties and assumptions, including events and circumstances out of Itamar Medical's control and actual results, expressed or implied by such forward-looking statements, could differ materially from Itamar Medical's current expectations. Factors that could cause or contribute to such differences include, but are not limited to, risks, uncertainties and assumptions discussed from time to time by Itamar Medical in reports filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC) and the Israel Securities Authority (ISA), including the Company’s Annual Report on Form 20-F, which is on file with the SEC (accessible at www.sec.gov) and the ISA. Except as otherwise required by law, Itamar Medical undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Itamar Medical Investor Relations Contact (U.S.)

Leigh Salvo

Gilmartin Group

Phone: +1-415-937-5412

investors@itamar-medical.com

* The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

ITAMAR MEDICAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	September 30, 2021	December 31, 2020
	U.S. dollars in thousands
Assets
Current assets
Cash and cash equivalents	$10,654	$9,670
Short-term bank deposits	58,000	30,000
Trade receivables	11,042	8,354
Other receivables	2,756	2,251
Inventories	7,379	7,164
Total current assets	89,831	57,439

Non-current assets
Long-term restricted deposits and prepaid expenses	508	547
Long-term trade receivables	162	412
Property and equipment	3,425	2,904
Intangible assets	2,980	1,037
Right-of-use assets	5,432	1,801
Total non-current assets	12,507	6,701
Total assets	$102,338	$64,140

Liabilities
Current liabilities
Short-term bank loan	$5,000	$5,000
Current maturities of long-term loan	135	135
Current maturities of lease liabilities	682	700
Trade payables	5,410	4,418
Other payables	6,026	5,973
Accrued expenses	3,529	1,091
Provisions	352	321
Short-term employee benefits	650	354
Total current liabilities	21,784	17,992

Non-current liabilities
Long-term loan	53	154
Long-term lease liabilities	4,978	1,380
Recognized liability for defined benefit plan, net	269	271
Other long-term liabilities	1,326	1,271
Total non-current liabilities	6,626	3,076
Total liabilities	28,410	21,068

Equity
Ordinary share capital	1,342	1,140
Additional paid-in capital	207,170	161,006
Accumulated deficit	(134,584)	(119,074)
Total equity	73,928	43,072
Total liabilities and equity	$102,338	$64,140

ITAMAR MEDICAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	U.S. dollars in thousands (except per share and ADS data)
Revenues	$13,566	$10,999	$38,103	$28,262
Cost of revenues	4,357	3,471	11,943	8,390
Gross profit	9,209	7,528	26,160	19,872
Operating expenses:
Selling and marketing expenses	7,611	6,240	22,406	17,446
Research and development expenses	3,498	1,385	9,758	4,064
General and administrative expenses	3,763	2,417	9,522	6,051
Transaction costs relating to the acquisition of the Company by ZOLL	1,672	-	1,672	-
Total operating expenses	16,544	10,042	43,358	27,561
Operating loss	(7,335)	(2,514)	(17,198)	(7,689)
Financial income (expenses):
Financial income	180	143	437	530
Financial expenses	(376)	(293)	(953)	(693)
Financial expenses, net	(196)	(150)	(516)	(163)
Loss before taxes on income	(7,531)	(2,664)	(17,714)	(7,852)
Taxes on income	(452)	(95)	(538)	(147)
Net loss	$(7,983)	$(2,759)	$(18,252)	$(7,999)

Loss per share – basic and diluted (in U.S. dollars)	$(0.02)	$(0.01)	$(0.04)	$(0.02)

Weighted average number of shares used in computation of loss per shares – basic and diluted (in thousands)	492,330	424,010	482,752	412,480

Loss per ADS – basic and diluted (in U.S. dollars)	$(0.49)	$(0.20)	$(1.13)	$(0.58)

Weighted average number of ADSs used in computation of loss per ADS – basic and diluted (in thousands)	16,411	14,134	16,092	13,749

ITAMAR MEDICAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	U.S. dollars in thousands
Cash flows from operating activities
Net loss	$(7,983)	$(2,759)	$(18,252)	$(7,999)
Adjustments for:
Depreciation and amortization	875	456	2,554	1,345
Share-based payment	571	372	2,744	1,043
Change in provision for doubtful and bad debt	48	48	278	206
Net financial cost (income)	(128)	(18)	71	(217)
Increase in trade receivables	(1,923)	(867)	(2,717)	(411)
Decrease (increase) in other receivables	(160)	63	(552)	(541)
Decrease (increase) in inventories	98	(1,958)	(514)	(3,773)
Increase in trade payables	1,890	782	992	1,362
Increase in other payables	2,731	754	1,418	328
Increase in provisions	3	65	31	310
Increase (decrease) in employee benefits	(89)	49	294	110
Income tax expenses	452	95	538	147
Taxes paid during the period	-	(19)	(16)	(49)
Interest paid during the period	(28)	(99)	(296)	(349)
Interest received during the period	45	129	159	432
Net cash used in operating activities	(3,598)	(2,907)	(13,268)	(8,056)
Cash flows from investing activities
Redemption of (investment in) short-term bank deposits, net	1,000	(8,500)	(28,000)	(16,000)
Redemption of (investment in) restricted long-term deposits	86	-	86	(50)
Purchase of property and equipment, intangible assets and capitalization of development expenditure	(708)	(895)	(3,534)	(1,604)
Net cash provided by (used in) investing activities	378	(9,395)	(31,448)	(17,654)
Cash flows from financing activities
Proceeds from issuance of shares, net of share issuance costs (share issuance costs)	-	(38)	46,181	36,147
Repayment of principal of lease liabilities	(149)	(220)	(645)	(665)
Repayment of long-term loan	(33)	-	(99)	-
Issuance of shares due to the exercise of stock options	37	51	184	132
Net cash provided by (used in) financing activities	(145)	(207)	45,621	35,614
Increase (decrease) in cash and cash equivalents	(3,365)	(12,509)	905	9,904
Cash and cash equivalents at beginning of period	13,968	37,666	9,670	15,115
Effect of exchange rate fluctuations on balances of cash and cash equivalents	51	(4)	79	134
Cash and cash equivalents at end of period	$10,654	$25,153	$10,654	$25,153
Non-cash investing activity - acquisition of intangible assets	$-	$-	$551	$-

ITAMAR MEDICAL LTD.

RECONCILIATIONS OF IFRS TO NON-IFRS FINANCIAL MEASURES

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	U.S. dollars in thousands (except per ADS data)
IFRS operating loss	$(7,335)	$(2,514)	$(17,198)	$(7,689)
IFRS net loss	$(7,983)	$(2,759)	$(18,252)	$(7,999)
Cost of revenues:
Share-based payment	27	10	87	17
Depreciation and amortization of property and equipment and intangible assets	266	152	604	416
Non-recurring expenses related to relocating the Company’s production facilities*	374	-	750	-
Other non-recurring expenses	-	-	-	27
	667	162	1,441	460
Operating expenses:
Selling and marketing:
Share-based payment	202	142	1,041	341
Depreciation and amortization of property and equipment and intangible assets	31	34	99	102
Other non-recurring expenses	-	-	-	63
	233	176	1,140	506
Research and development:
Share-based payment	197	70	759	212
Depreciation and amortization of property and equipment and intangible assets	430	29	1,153	79
Other non-recurring expenses	-	-	65	18
	627	99	1,977	309
General and administrative:
Share-based payment	145	144	857	454
Depreciation and amortization of property and equipment and intangible assets	21	19	64	53
Change in provision for doubtful and bad debt	48	48	278	206
Other non-recurring expenses	-	-	-	9
	214	211	1,199	722
Transaction costs relating to the acquisition of the Company by ZOLL	1,672	-	1,672	-

Financial income (expenses), net:
Share-based payment	-	6	-	19
	-	6	-	19
Non-IFRS operating loss	$(3,922)	$(1,866)	$(9,769)	$(5,692)
Non-IFRS net loss	$(4,570)	$(2,105)	$(10,823)	$(5,983)

* Including write-off of inventories resulting from the relocating the Company’s production facilities	$374	$-	$374	$-

IFRS loss per ADS – basic and diluted (in U.S. dollars)	$(0.49)	$(0.20)	$(1.13)	$(0.58)
Non-IFRS loss per ADS – basic and diluted (in U.S. dollars)	$(0.28)	$(0.15)	$(0.67)	$(0.44)